List of Subsidiaries
Castellum, Inc.

Subsidiary Name	State of Organization	Percentage Owner
Corvus Consulting, LLC (Corvus)	Delaware	100%
Mainnerve Federal Services, Inc. (MFSI)	Delaware	100%
Specialty Systems, Inc. (SSI)	New Jersey	100%
Global Technology and Management Resources, Inc. (GTMR)	Maryland	100%